Exhibit 16.1

November 19, 2004

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Ladies and Gentlemen:

This letter will confirm that we reviewed Item 4.01 of the Form 8-K of Knobias, Inc., formerly known as Consolidated Travel Systems, Inc., dated November 19, 2004, captioned “Changes in Registrant’s Certifying Accountant,” and that we agree with the statements made therein as they relate to HJ & Associates, LLC. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Horne CPA Group or the approval of such engagement by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

HJ & Associates, LLC